File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

WHITEHORSE FINANCE, INC.; H.I.G. WHITEHORSE ADVISERS, LLC; H.I.G. CAPITAL, L.L.C.; WHF STRS OHIO SENIOR LOAN FUND, LLC; H.I.G. IMA ADVISORS, LLC; H.I.G. WHITEHORSE – TRISTAR, L.P.; H.I.G. WHITEHORSE DIRECT LENDING FUND – 2020, L.P.; H.I.G. WHITEHORSE EUROPE ALPHA, L.P.; H.I.G. WHITEHORSE EUROPE LEVERED DIRECT LENDING FUND II, SCSP; H.I.G. WHITEHORSE EUROPE UNLEVERED DIRECT LENDING FUND II, SCSP; H.I.G. WHITEHORSE FSBA, L.P.; H.I.G. WHITEHORSE LOAN FUND - 2020, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET CO-INVEST FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET FUND (T), L.P.; H.I.G. WHITEHORSE MIDDLE MARKET LENDING FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET LEVERED LOAN FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET UNLEVERED LOAN FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING OFFSHORE FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING TERRA FUND, L.P.; H.I.G. WHITEHORSE SSG CC SMA LLC; H.I.G. WHITEHORSE TRINITY, L.P.; H.I.G. WHITEHORSE VIRTUS, L.P.; H.I.G. WHITEHORSE SMA (YOSEMITE) L.P.; H.I.G. WHITEHORSE MIDDLE MARKET CO-INVESTMENT (K), L.P.; H.I.G. INVESTMENT HOLDINGS II, LLC

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

(305) 381-6999

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Richard Siegel

H.I.G. WhiteHorse Advisers, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Telephone: (305) 379-2322

Copies to:

Thomas J. Friedmann Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110 (617) 728-7120	Paul Stevens Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3353

August 25, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

WHITEHORSE FINANCE, INC.; H.I.G. WHITEHORSE ADVISERS, LLC; H.I.G. CAPITAL, L.L.C.; WHF STRS OHIO SENIOR LOAN FUND, LLC; H.I.G. IMA ADVISORS, LLC; H.I.G. WHITEHORSE – TRISTAR, L.P.; H.I.G. WHITEHORSE DIRECT LENDING FUND – 2020, L.P.; H.I.G. WHITEHORSE EUROPE ALPHA, L.P.; H.I.G. WHITEHORSE EUROPE LEVERED DIRECT LENDING FUND II, SCSP; H.I.G. WHITEHORSE EUROPE UNLEVERED DIRECT LENDING FUND II, SCSP; H.I.G. WHITEHORSE FSBA, L.P.; H.I.G. WHITEHORSE LOAN FUND - 2020, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET CO-INVEST FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET FUND (T), L.P.; H.I.G. WHITEHORSE MIDDLE MARKET LENDING FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET LEVERED LOAN FUND, L.P.; H.I.G. WHITEHORSE MIDDLE MARKET UNLEVERED LOAN FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING OFFSHORE FUND, L.P.; H.I.G. WHITEHORSE PRINCIPAL LENDING TERRA FUND, L.P.; H.I.G. WHITEHORSE SSG CC SMA LLC; H.I.G. WHITEHORSE TRINITY, L.P.; H.I.G. WHITEHORSE VIRTUS, L.P.; H.I.G. WHITEHORSE SMA (YOSEMITE) L.P.; H.I.G. WHITEHORSE MIDDLE MARKET CO-INVESTMENT (K), L.P.; H.I.G. INVESTMENT HOLDINGS II, LLC

1450 BRICKELL AVENUE, 31ST FLOOR

MIAMI, FLORIDA 33131

File No. 812-[ ]

: : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.            Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on July 8, 2014 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	WhiteHorse Finance, Inc., a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act (“WHF” or the “Existing Regulated Fund”);

•	H.I.G. WhiteHorse Advisers, LLC, the investment adviser to WHF (“WhiteHorse Advisers”);

•	WHF STRS Ohio Senior Loan Fund, LLC, a joint venture with WHF (“STRS JV” or the “Existing Joint Venture” );

•

H.I.G. Investment Holdings II, LLC, a wholly-owned subsidiary of H.I.G. Capital, LLC, which may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (the “Existing Adviser Subsidiary”);

•	Each investment vehicle set forth on Schedule A hereto, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund (the “Existing Wholly-Owned Subsidiaries”)

•	Each investment fund set forth on Schedule B hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

•	H.I.G. Capital, LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”);

•	H.I.G. IMA Advisors, LLC, a relying advisor of H.I.G. Capital, LLC and an investment adviser registered under the Advisers Act (together with WhiteHorse Advisers and H.I.G. Capital, LLC, the “Existing Advisers”, and, together with the Existing Regulated Fund, the Existing Adviser Subsidiary, the Existing Affiliated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Joint Venture, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	WhiteHorse Finance, Inc., et al. (File No. 812-14120), Release No. IC-31080 (June 12, 2014) (notice), Release No. IC-31152 (July 8, 2014) (order).

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means the Existing Wholly-Owned Investment Subsidiaries and any Future Wholly-Owned Investment Subsidiaries. “Future Wholly-Owned Investment Subsidiaries” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means the Existing Joint Venture and any Future Joint Venture. “Future Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.           GENERAL DESCRIPTION OF THE APPLICANTS

A.	WHF

WHF is a Delaware corporation organized as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. WHF was initially formed as H.I.G. WhiteHorse Holdings, LLC, a limited liability company organized under the Delaware Limited Liability Company Act, in December 2011 and commenced operations on January 1, 2012. H.I.G. WhiteHorse Holdings, LLC changed its name to WhiteHorse Finance, LLC on April 18, 2012. WhiteHorse Finance, LLC elected in December 2012 to be treated as a BDC under the 1940 Act. Following its election to be treated as a BDC, WhiteHorse Finance, LLC converted to WhiteHorse Finance, Inc., a Delaware corporation. WHF’s principal place of business is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

WHF’s investment objective is to generate attractive risk-adjusted returns primarily by originating and investing in senior secured loans, including first lien and second lien facilities, to performing lower middle market companies across a broad range of industries. WHF has a seven-member board of directors (the “Board”), of which four members are not “interested persons” of WHF within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of WHF whose business purpose is to hold one or more investments on behalf of WHF. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of WHF. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

C.	The Existing Joint Venture

On January 14, 2019, WHF entered into an agreement with State Teachers Retirement System of Ohio, a public pension fund established under Ohio law (“STRS Ohio”), to create STRS JV, a joint venture, which invests primarily in senior secured first and second lien term loans. STRS JV is a separate and distinct legal entity.

STRS JV is managed by a four-person board of managers, two of whom are selected by WHF and two of whom are selected by STRS Ohio. All material decisions with respect to STRS JV, including those involving its investment portfolio, require unanimous approval of a quorum of the board of managers. Quorum is defined as (i) the presence of two members of the board of managers; provided that at least one individual is present that was elected, designated or appointed by each member; (ii) the presence of three members of the board of managers; provided that the individual that was elected, designated or appointed by the member with only one individual present is entitled to cast two votes on each matter; or (iii) the presence of four members of the board of managers; provided that two individuals are present that were elected, designated or appointed by each member.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	The Existing Affiliated Funds and the Existing Adviser Subsidiary

The Existing Affiliated Funds are investment funds each of whose investment adviser and investment sub-adviser (if any) is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included on Schedule B hereto.

The Existing Adviser Subsidiary is wholly-owned by H.I.G. Capital, LLC, under common control with WhiteHorse Advisers, and an account used by H.I.G. Capital, LLC, to hold various financial assets in a principal capacity and that intends to participate in co-investments in a principal capacity.

E.	The Existing Advisers

WhiteHorse Advisers serves as the investment adviser of WHF. WhiteHorse Advisers was organized as a Delaware limited liability company on May 11, 2012 and is registered with the Commission as an investment adviser under the Advisers Act. Either WhiteHorse Advisers or another Adviser will serve as the investment adviser to any Future Regulated Fund. WhiteHorse Advisers is wholly-owned and controlled by H.I.G. Capital, LLC.

H.I.G. Capital, LLC is a Delaware limited liability company, is registered as an investment adviser under the Advisers Act, and serves as an investment adviser for Existing Affiliated Funds indicated on Schedule B hereto.

H.I.G. IMA Advisors, LLC is a Delaware limited liability company registered under the Advisers Act as a relying adviser of H.I.G. Capital, L.L.C. H.I.G. IMA Advisors, LLC is wholly-owned and controlled by H.I.G. Capital, LLC and serves as an investment adviser for Existing Affiliated Funds indicated on Schedule B hereto.

III.          ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). WhiteHorse Advisers and H.I.G. IMA Advisors, LLC are each wholly-owned by H.I.G. Capital, LLC, are under common control, and are thus affiliated persons of each other. H.I.G. Capital, LLC wholly-owns and controls WhiteHorse Advisers and H.I.G. IMA Advisors, LLC and is thus an affiliated person of both. Accordingly, with respect to WhiteHorse Advisers, H.I.G. IMA Advisors, LLC, H.I.G. Capital, LLC, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, the Existing Adviser Subsidiary and any other entities or accounts controlled by or under common control with WhiteHorse Advisers, H.I.G. IMA Advisors, LLC, H.I.G. Capital, LLC, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[10]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.            No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6.            Dispositions:

(a)          Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7.            Board Oversight

(a)         Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)         Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[16]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)          At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)         Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)         The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.          STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

[19]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.           PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC- 35572 (May 6, 2025) (order).

VI.          PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Richard Siegel

H.I.G. WhiteHorse Advisers, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Telephone: (305) 379-2322

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Thomas J. Friedmann Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110 (617) 728-7120	Paul Stevens Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3353

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and each Existing Affiliated Fund, each Existing Wholly-Owned Subsidiary, and the Existing Joint Venture have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of August, 2025.

WHITEHORSE FINANCE, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. CAPITAL, L.L.C.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. IMA ADVISORS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

WHF STRS OHIO SENIOR LOAN FUND, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE – TRISTAR, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE DIRECT LENDING FUND – 2020, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE EUROPE ALPHA, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE EUROPE LEVERED DIRECT LENDING FUND II, SCSP

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE EUROPE UNLEVERED DIRECT LENDING FUND II, SCSP

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE FSBA, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE LOAN FUND - 2020, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET CO-INVEST FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET FUND (T), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET LENDING FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET LEVERED LOAN FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET UNLEVERED LOAN FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE PRINCIPAL LENDING FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE PRINCIPAL LENDING OFFSHORE FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE PRINCIPAL LENDING TERRA FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE SSG CC SMA LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE TRINITY, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE VIRTUS, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE SMA (YOSEMITE) L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. WHITEHORSE MIDDLE MARKET CO-INVESTMENT (K), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. INVESTMENT HOLDINGS II, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of WhiteHorse Finance, Inc., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WHITEHORSE FINANCE, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Advisers, LLC, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. Capital, L.L.C., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. CAPITAL, L.L.C.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. IMA Advisers, LLC, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. IMA ADVISORS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of WHF STRS Ohio Senior Loan Fund, LLC, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WHF STRS OHIO SENIOR LOAN FUND, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse – Tristar, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE – TRISTAR, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Direct Lending Fund – 2020, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE DIRECT LENDING FUND – 2020, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Europe Alpha, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE EUROPE ALPHA, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Europe Levered Direct Lending Fund II, SCSP, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE EUROPE LEVERED DIRECT LENDING FUND II, SCSP

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Europe Unlevered Direct Lending Fund II, SCSP, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE EUROPE UNLEVERED DIRECT LENDING FUND II, SCSP

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse FSBA, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE FSBA, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Loan Fund - 2020, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE LOAN FUND - 2020, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Middle Market Co-Invest Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET CO-INVEST FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Middle Market Fund (T), L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET FUND (T), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Middle Market Lending Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET LENDING FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Middle Market Levered Loan Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET LEVERED LOAN FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Middle Market Unlevered Loan Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET UNLEVERED LOAN FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Principal Lending Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE PRINCIPAL LENDING FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Principal Lending Offshore Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE PRINCIPAL LENDING OFFSHORE FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Principal Lending Terra Fund, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE PRINCIPAL LENDING TERRA FUND, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse SSG CC SMA LLC, that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE SSG CC SMA LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Trinity, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE TRINITY, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Virtus, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE VIRTUS, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Virtus, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE SMA (YOSEMITE) L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Virtus, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. WHITEHORSE MIDDLE MARKET CO-INVESTMENT (K), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application for and on behalf of H.I.G. WhiteHorse Virtus, L.P., that he is the Authorized signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H.I.G. INVESTMENT HOLDINGS II, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

EXHIBIT A

Resolutions of Board of Directors of WhiteHorse Finance, Inc.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of H.I.G WhiteHorse Advisers, LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

SCHEDULE A

Existing Wholly-Owned Subsidiaries:

WhiteHorse Finance Credit I, LLC

WhiteHorse Finance (CA), LLC

WHF PMA Holdco Blocker, LLC

WHF American Craft Blocker, LLC

WhiteHorse RCKC Holdings, LLC

WhiteHorse Finance Holdings, LLC

WhiteHorse Finance CLO I, LLC

SCHEDULE B

Existing Affiliated Funds:

H.I.G. WhiteHorse – Tristar, L.P.

H.I.G. WhiteHorse Direct Lending Fund – 2020, L.P.

H.I.G. WhiteHorse Europe Alpha, L.P.

H.I.G. WhiteHorse Europe Levered Direct Lending Fund II, SCSP

H.I.G. WhiteHorse Europe Unlevered Direct Lending Fund II, SCSP

H.I.G. WhiteHorse FSBA, L.P.

H.I.G. WhiteHorse Loan Fund - 2020, L.P.

H.I.G. WhiteHorse Middle Market Co-Invest Fund, L.P.

H.I.G. WhiteHorse Middle Market Fund (T), L.P.

H.I.G. WhiteHorse Middle Market Lending Fund, L.P.

H.I.G. WhiteHorse Middle Market Levered Loan Fund, L.P.

H.I.G. WhiteHorse Middle Market Unlevered Loan Fund, L.P.

H.I.G. WhiteHorse Principal Lending Fund, L.P.

H.I.G. WhiteHorse Principal Lending Offshore Fund, L.P.

H.I.G. WhiteHorse Principal Lending Terra Fund, L.P.

H.I.G. WhiteHorse SSG CC SMA LLC

H.I.G. WhiteHorse Trinity, L.P.

H.I.G. WhiteHorse Virtus, L.P.

H.I.G. WhiteHorse SMA (Yosemite) L.P.

H.I.G. WhiteHorse Middle Market Co-Investment (K), L.P.